LSI Industries Inc.

10000 Alliance Road

Cincinnati, Ohio 45242

September 17, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         LSI Industries Inc. Acceleration Request

Registration Statement on Form S-3
Filed September 12, 2025
File No. 333-290202

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the registrant named below hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m. (Washington D.C. time) on September 22, 2025 or as soon as practical thereafter, unless we or our outside counsel, Mark Reuter at Keating Muething & Klekamp request that such Registration Statement be declared effective at some other time. In this connection, the registrant acknowledges that it is aware of its responsibilities under the Act.

Please contact Mark Reuter at Keating Muething & Klekamp at (513) 579-6469 if you have any questions concerning this matter.

Very truly yours, LSI Industries Inc. By:/s/ Thomas A. Caneris Thomas A. Caneris Executive Vice President, Human Resources and General Counsel

cc:         Mr. Mark Reuter - Keating Muething & Klekamp PLL